
03024496



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION FILE NO. 82-3572

June 23, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended May 31, 2003;
2. SEC Form 17-C re June 2, 2003 news release re exploring opportunities in the international capital markets for term financing;
3. SEC Form 17-C dated June 2, 2003 re cessation of plant operations of Cambridge Electronics Corporation;
4. SEC Form 17-C dated June 5, 2003 re proposed guarantee of fixed rate notes to be issued by JGSH Philippines, Limited;
5. SEC Form 17-C dated June 5, 2003 re notice of resetting of annual stockholders' meeting;
6. SEC Form 17-C dated June 12, 2003 re notes issued by JGSH Philippines, Limited.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

7/14

Encl: a/s

/mhd/6/23/03

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED MAY 31, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: May **Year: 2003**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P525,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON) S.S.

JUN 10 2003

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2003 the above affiant exhibiting to me his/her Community Tax Certificate No 21184014 issued at Pasig City on Jan. 30, 2003.

JOEL G. GORDOLA
Notary Public
Until December 31, 2003
PTR No. 37207247, 1-02-03, Q.C.

Doc. No. ______
Page No. ______
Book No. ______
Series of ______

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
May 31, 2003

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	7.347%	P 12,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	7.347%	1,050,000
3. PCI Capital Corporation	June 6, 2003	7.347%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	7.347%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. non-contributing Retirement Gratuity Fund	June 6, 2003	7.347%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	7.347%	2,000,000
7. BPI Trust	June 6, 2003	7.347%	10,500,000
8. United Coconut Planters Bank	June 6, 2003	7.347%	65,100,000
9. Phil. Commercial Capital, Inc.	June 6, 2003	7.347%	5,500,000
10. Citytrust Banking Corporation	June 6, 2003	7.347%	10,500,000
11. China Banking Corporation	June 6, 2003	7.347%	21,000,000
12. Equitable Banking Corporation	June 6, 2003	7.347%	42,000,000
13. FEB Investments, Inc.	June 6, 2003	7.347%	42,000,000
14. Global Business Bank	June 6, 2003	7.347%	9,000,000
15. AB Capital and Investment Corp.	June 6, 2003	7.347%	12,000,000
16. First Metro Investment Corporation	June 6, 2003	7.347%	42,000,000
17. All Asia Capital and Trust Corp.	June 6, 2003	7.347%	1,250,000
18. Land Bank of the Philippines	June 6, 2003	7.347%	41,000,000
19. CCBPI Retirement Plan	June 6, 2003	7.347%	6,300,000
20. Union Bank of the Philippines	June 6, 2003	7.347%	42,000,000
21. Penta Capital Investment Corp.	June 6, 2003	7.347%	5,250,000
22. Metropolitan Bank and Trust Co.	June 6, 2003	7.347%	63,000,000
23. Insular Life Assurance Co., Ltd.	June 6, 2003	7.347%	5,000,000
24. Yolanda M. Uy	June 6, 2003	7.347%	4,250,000
25. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	7.347%	1,000,000
26. Citicorp Financial Services	June 6, 2003	7.347%	4,000,000
27. Equitable PCIBank Trust as Investment Mgr. for Phil. Petroleum Retirement Plan (Pilipinas Shell)	June 6, 2003	7.347%	3,000,000
28. Equitable PCIBank Trust as Investment Mgr. for FPHC Employee Retirement Plan	June 6, 2003	7.347%	2,000,000
TOTAL TRANCHE III			P 525,000,000



PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Assistant Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1		Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

June 2, 2003 News Release re exploring opportunities in the international capital markets for term financing

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 2, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached News Release dated June 2, 2003.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 2, 2003
(Date)

Rosalinda F. Rivera
Assistant Corporate Secretary
(Signature and Title)

/mhd



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

NEWS RELEASE
June 2, 2003

JG Summit Holdings, Inc. announced today that it is exploring opportunities in the international capital markets for term financing under the current low interest rate environment . JP Morgan is assisting in the exploration of these opportunities.

###

Contact: B.J. Sebastian, +(632) 635-4135

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1	2

Month

3	1

Day

Fiscal Year

	1	7	-	C

FORM TYPE

Second Thursday of June

Month Day

Annual Meeting

Cessation of Plant Operations of Cambridge Electronics Corporation

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

2003 JUN 3 PM 2:34

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 2, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

The Board of Directors of Cambridge Electronics Corporation, a wholly owned subsidiary of JG Summit Holdings, Inc., in its meeting held on June 2, 2003 authorized the cessation of its plant operations effective July 11, 2003.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 2, 2003
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Assistant Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

Fiscal Year Month	Fiscal Year Day	FORM TYPE	Annual Meeting Month / Day
12	31	17-C	Second Thursday of June

Proposed guarantee of fixed rate notes to be issued by JGSH Philippines, Limited

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total No. of Stockholders:

Total Amount of Borrowings

Domestic	Foreign
N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 5, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please be advised that JGSH Philippines, Limited, a wholly-owned offshore subsidiary of JG Summit Holdings, Inc. held through JG Summit Philippines Ltd., will issue fixed rate notes amounting to approximately US$150 million with a minimum tenor of 5 years. JP Morgan Europe Limited has been engaged as sole bookrunner and issue manager for the aforesaid notes offering.

It is proposed that JG Summit Holdings Inc. act as the guarantor of the notes. The Board of Directors of JG Summit Holdings, Inc. has authorized its management to determine the extent of its participation as a guarantor as well as to finalize terms and conditions of such guarantee.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 5, 2003
(Date)

Rosalinda F. Rivera
Assistant Corporate Secretary
(Signature and Title)

/mhd

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1		17-C		Second Thursday of June
Month			Day			FORM TYPE		Month Day

Fiscal Year | Annual Meeting

Notice of Resetting of Annual Stockholders' Meeting

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 5, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. **Item 9 - Other Events**

In accordance with the provisions of Section 1, Article II of the Amended By-Laws of JG Summit Holdings, Inc. (the "Company"), the Board of Directors has reset the forthcoming Annual Stockholders' Meeting of the Company from the second Thursday of June to July 30, 2003 at 4:00 p.m. at the Amorsolo Ballroom of the Manila Galleria Suites, One Asian Development Bank Ave., Ortigas Center, Pasig City, Metro Manila. Only stockholders' of record as of June 30, 2003 will be entitled to notice of the meeting and to vote.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

June 5, 2003
(Date)

/kds

FILE COPY for SEC

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Assistant Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Disclosure re Notes issued by JGSH Philippines, Limited

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 12, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St.; Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

JG SUMMIT HOLDINGS, INC.

11. Further to our disclosure last June 5, 2003, please be advised that JGSH Philippines, Limited, an offshore subsidiary of JG Summit Holdings, Inc., held through JG Summit Philippines, Ltd. issued US$300 million 8.25% 5-year Reg. S notes due 2008 guaranteed by JG Summit Holdings, Inc.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 12, 2003
(Date)

Rosalinda F. Rivera
Assistant Corporate Secretary
(Signature and Title)

/kds

